September 4, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
AZUL SA
Edif cio Jatob , 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulh a Rodrigues, 939
Tambor , Barueri, S o Paulo, SP 06460-040
Federative Republic of Brazil

       Re: AZUL SA
           Form 20-F for Fiscal Year Ended December 31, 2018
           Response Dated August 23, 2019
           File No. 001-38049

Dear Mr. Malfitani :

       We have reviewed your August 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 31, 2019 letter.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 3. Key Information
Statements of Operation Data, page 9

1. We note your response to our prior comment one. It appears that you have only partially addressed our comment. Accordingly we reissue in part our previous comment.

       Please revise to add a footnote to this reconciliation table to disclose the nature of and the quantification of items included in the adjustment titled "Non-recurring events."

       We note that you have included an adjustment for the "loss of revenue from use of such
 Alexandre Wagner Malfitani
AZUL SA
September 4, 2019
Page 2
         jets estimated at R$51.2 million." This adjustment appears to be calculated using tailored revenue recognition and measurement methods. Please tell us how you determined that your disclosure of this measure complies with Question 100.04 of staff's Compliance and
         Disclosure Interpretations ("C&DI") on "Non-GAAP Financial Measures." Alternatively,
         please revise to remove this adjustment.
       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAlexandre Wagner Malfitani                  Sincerely,
Comapany NameAZUL SA
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Corporation Finance
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FirstName LastName